FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.
(Exact name of registrant as specified in its charter)

Kingdom of Spain
(Jurisdiction of Incorporation)

Plaza de San Nicolás 4
48005 Bilbao Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item
1.	BBVA makes management changes in ongoing shake-up

09-01-2003

Today the BBVA Board of Directors gave the go-ahead to the extensive Group management reshuffle proposed by the Executive Chairman, Francisco González. The new Executive Committee, which has been slimmed down from 14 to 12 members, will develop the new banking model to meet the new challenges and opportunities facing the sector, moving closer to what society is demanding from the financial industry.

The BBVA management reshuffle is designed to afford the Group a lighter, more flexible structure, giving the business areas more scope of action and focusing more heavily on society’s and the business’ present and future needs. This reshuffle forms part of a process that began at the AGM last March, at which a new business approach was outlined.

“Now we are going to take a big step forward by reorganizing our management structure to tailor it to that new business approach”, said Francisco González. “We need a lighter, more compact and integrated structure, in which each business unit has more scope of action and decision-making power. All in order to ensure that BBVA is better placed to meet the new society’s changing needs. The new structure will enable us to implement our business model faster”.

José Ignacio Goirigolzarri emphasized that the approved changes will put BBVA in a firmer, more stable position. “This team is going to spearhead BBVA’s transformation over the next three years”, he said. “The new business area structure is part of our strategy of taking a new approach to customers”.

There will now only be three business areas, which will report to the Chief Executive Officer: Retail Banking, where Julio López remains Director General, will be taking over the Spanish Asset Management, Investment Services and Insurance activities; Wholesale and Investment Banking, with José María Abril at the helm, will also include the Real Estate and Private Equity areas; and the America area, with Vitalino Nafría as the new Director General, will account for all the banking, pensions and insurance activities in the region, including BBVA Bancomer.

The reshuffle has also had a bearing on some of the business support areas. The new Human Resources and General Services, with Angel Cano at the helm, will also be responsible for General Services, Procurement and Security. Ignacio Sánchez Asiaín will be taking over Operating Resources, mainly the Organization and Systems Areas; Manuel González Cid is the new Chief Financial Officer, and will also be responsible for Corporate Expansion and quoted industrial companies (telecommunications and energy). Manuel Méndez remains in charge of the Risk Department, which the same scope of responsibilities.

Nor have there been any changes in the areas reporting to the Executive Chairman : Eduardo Arbizu remains Director General of Legal Affairs, and has taken over responsibility for the Fiscal Area ; José Maldonado remains the Secretary General; and Javier Ayuso is Director General for Corporate Communications. José Sevilla will be coming in as the Head of the Chairman’s Office, which is responsible for the Comptrolling activities, the Internal Audit, the Regulatory and Compliance department, the Economic Research Department and the Chairman’s Technical Committee.

José Antonio Fernández Rivero, José Fonollosa, Antonio Ortega and Gregorio Villalabeitia will be taking early retirement and leaving the Executive Committee as part of the reshuffle. All of them will be BBVA representatives on Boards of Directors of investee companies.

Executive Chairman
Francisco González (*)
Chief Executive Officer
José Ignacio Goirigolzarri (*)
SECRETARY GENERAL
José Maldonado (*)
LEGAL DEPARTMENT
Eduardo Arbizu (*)
CHAIRMAN'S OFFICE
José Sevilla (*)
CORPORATE COMUNICATIONS
Javier Ayuso
BUSINESS AREAS
RETAIL BANKING
Julio López (*)
AMERICA
Vitalino Nafría (*)
WHOLESALE AND INVESTMENT BANKING
Jose María Abril (*)
SUPPORT AREAS
OPERATING RESOURCES
Ignacio Sánchez Asiaín(*)
RISK CONTROL
Manuel Méndez (*)
HUMAN RESOURCES AND GENERAL SERVICES
Ángel Cano (*)
CHIEF FINANCIAL OFFICER
Manuel González Cid(*)
BUSINESS DEVELOPMENT
Manuel Castro

(*) Member of the Executive Committee

5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2003	Banco Bilbao Vizcaya Argentaria, S.A.

	By:	/s/ Miren Josune Basabe Puntox
Name: Miren Josune Basabe Puntox Title: Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.